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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Peoples BancTrust Company, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

709796  10  6

(CUSIP Number)

Edwin H. Yeo, III

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 956-2234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (1-06)

Item 1: Security and Issuer

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed on November 30, 2006 with the Securities and Exchange Commission by Endurance Capital, Endurance Partners, and Edwin H. Yeo, III.

This Amendment relates to the Common Stock, par value $.10, the (“Common Stock”) issued by The Peoples BancTrust Company, Inc. (the “Issuer”). The principal executive offices of the Issuer is 310 Broad Street, Selma, Alabama, 36701.

Item 4: Purpose of Transaction

Item 4 is hereby amended and restated as follows.

The purpose of this amendment is to update the number of shares beneficially owned by Richard P. Morthland and Mary Ann Morthland Patterson and certain of their family members as reflected on Amendment No. 1 to the Schedule 13D filed by them.

The Reporting Persons may seek to influence the Issuer and its representatives regarding actions that the Reporting Persons may suggest are in the Issuer’s best interest. From time to time the Reporting Persons may engage in discussions or negotiations with the Issuer and its directors, officers and representatives, with other stockholders and with third parties with a view to encouraging a sale, merger, change of control or other fundamental transaction involving the Issuer. In that regard the Reporting Persons may seek, encourage or propose some or all of the transactions described in Item 4(a) through (j) of Schedule 13D.

The Reporting Persons reserve the right to acquire additional shares of the Issuer’s common stock, at any time and from time to time, in the open market, in private transactions or otherwise and to dispose of some or all of their shares of the Issuer’s common stock, at any time and from time to time, in the open market, in private transactions or otherwise.

The Reporting Persons intend to consider carefully any proposals resulting from the Issuer’s engagement of Sandler O’Neill & Partners, L.P. as its financial advisor that may be presented or otherwise made available to the Issuer’s shareholders. Richard P. Morthland and Mary Ann Morthland Patterson, along with certain of their family members, have filed a Schedule 13D dated December 14, 2006, reflecting a combined beneficial ownership of 1,393,548 shares of the Issuer. The Reporting Persons have had discussions in the past with Mr. Morthland and Ms. Patterson regarding their mutual interests as shareholders of the Issuer. The Reporting Persons intend to have discussions with Mr. Morthland and Ms. Patterson in the future on these subjects, including with regard to any proposal proffered by Sandler O’Neil & Partners or others, and to carefully analyze together with them any such proposal to ensure that the proposal is in their best interests as shareholders of the Issuer. In addition, the Reporting Persons, along with Mr. Morthland and Ms. Patterson, may contact other shareholders to discuss any such proposal, with a view toward forming a broad consensus with respect to any such proposal. The Reporting Persons and Mr. Morthland and Ms. Patterson may also discuss with other shareholders of the Issuer any other matters that may be of general interest to the shareholders of the Issuer.

SIGNATURE

December 15, 2006
(Date)

Endurance Capital Partners, L.P.

By:	Endurance Partners, LLC, its General Partner

By:	/s/ Edwin H. Yeo, III
Edwin H. Yeo, III, its Managing Member

Endurance Partners, L.L.C.

By:	/s/ Edwin H. Yeo, III
Edwin H. Yeo, III, its Managing Member

/s/ Edwin H. Yeo, III
Edwin H. Yeo, III

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